Exhibit 99.1

TEN, Ltd. 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release

October 7, 2021

TEN LTD REPORTS RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2021

Initiation of dual-fuel newbuilding program for up to six tankers chartered to a major oil concern

Timely completion of four-vessel newbuilding program chartered to a US oil major

Half-year revenues of $275 million despite challenging market

$87 million further net debt reduction in first six months

Total opex decrease irrespective of larger fleet and dry-dockings

Strong cash reserves of $140 million

Athens, Greece – October 7, 2021 -TEN, Ltd (TEN) (NYSE: TNP) (the “Company”) today reported results (unaudited) for the six months and second quarter ended June 30, 2021.

SIX MONTHS 2021 SUMMARY RESULTS

During the first half of 2021 TEN continued its countercyclical growth strategy, taking advantage of the weak markets created by the pandemic.

In addition, and as a result of its balanced strategy with 60% of vessels under secured employment, TEN weathered the impact of market pressures and managed to contain its net loss to $18.7 million, before a non-cash loss of $5.8 million on the sale of three vessels.

The sale related to the disposal of two suezmax crude tankers, a transaction that generated $44.7 million in proceeds and released $16.6 million of cash after related loan prepayments. In addition, a product carrier was transferred in May to our joint venture partners that released a further $4.4 million.

Despite the prolonged weak market, gross revenues in the first half of 2021 amounted to $275.4 million and the daily time charter equivalent rate per vessel, for the same period, averaged $17,701. An overall positive rate, in most cases well above market spot rates per vessel category during this period, highlighting the contribution of our time charters in weak markets.

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Fleet utilization during the first half of 2021 was at 92.3% as a total of eight vessels underwent dry docking, four of which ahead of schedule in preparation for the anticipated market upturn.

Total vessel operating expenses, reflecting pro-active cost controls, declined from the first half of 2020 and stood at $87.7 million. Average daily opex per vessel were very competitive at $7,834.

G&A expenses fell by 5% compared to the first half of 2020.

Depreciation and amortization exhibited slight but anticipated increases, due to the larger number of vessels in the fleet and the aforementioned dry-dockings.

Operating losses, excluding those on vessel sales, were contained to $4.9 million.

In line with the Company’s debt reduction strategy, total debt fell by a further $87 million in the six months ended June 30, 2021. Net debt to capital at June 30, 2021 was 50%, while our overall cost of debt remained at a very competitive 2%, reflecting the quality of the fleet and the Company’s long-standing track record in the tanker and debt markets. From the peak of 2016, the Company has reduced its debt by close to $340 million in addition to $100 million of preferred shares redemptions.

Finance costs in the first six months of 2021 fell by $32.9 million or over 69%, due to the reduction in outstanding loans and benefits resulting from the bunker hedges in place.

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization) for the first six months of 2021 was at $66.8 million, reflecting market conditions.

Cash and cash equivalent levels, despite newbuilding installments in addition to loan repayments during the first six months of 2021, stood at a healthy $140 million.

Q2 2021 SUMMARY RESULTS

The second quarter of the year mostly followed the first six months in terms of activity and market rates, leading to a loss of $13.8 million before non-cash losses of $5.8 million.

Voyage revenues totaled $136 million with utilization at 93%. Daily average TCE per vessel stood at $17,239, an overall positive rate, again well in excess of spot market rates per category of vessel.

Operating expenses increased by a manageable $3.5 million due mainly to the impact of the heightened number of dry-dockings as four vessels were brought forward from their scheduled due date. On an average daily per vessel basis, operating expenses per ship per day reached $8,241, an increase that seems likely to reverse over the coming months as conditions normalize.

G&A expenses were again lower when compared to the 2020 second quarter.

Interest and Finance costs declined by 46% to $7.5 million due to the $87 million reduction in total debt since the end of 2020, and positive bunker hedge valuations, cash gains and decreases in margins on certain loans.

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Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization) for the second quarter of 2021 reached $29.5 million.

SUBSEQUENT EVENTS

Following the successful delivery of four vessels with long term charters to a US oil major, in September of 2021 the Company signed newbuilding contracts for the construction of four to up to six dual-fueled LNG powered aframax tankers against long-term employment to a major oil concern. Assuming all six are built, the expected gross revenues from these contracts could be approximately $350 million.

DIVIDEND – COMMON SHARES

The Company paid a semi-annual dividend of $0.10 per common share on July 20, 2021, despite the challenging market environment. Inclusive of this payment, TEN has paid common shareholders approximately half a billion dollars in dividends, equating to about $26 million per annum since its 2002 NYSE listing.

ATM PROGRAM

The Company’s ATM program for both preferred shares and common shares has netted $19.6 million during the second quarter of 2021 and $15.7 million from the beginning of the third quarter to date.

CORPORATE STRATEGY & OUTLOOK

With the pandemic gradually waning, the anticipated alignment of the tanker markets to those of the container and dry bulk sectors is beginning to take shape. The long-awaited resumption of air travel and overall economic activity is setting the foundations for a tanker lift-off. In view of this, we are seeing increased activity from major end-users and in particular long-term business. Such appetite is evidenced across all tanker segments and should result in firmer rates as we move into the winter months. Asset prices seem to have turned the corner as well with inquiries for second-hand tonnage on the rise.

The basic favorable fundamentals that should help propel the sector remain firmly in place. In particular, the low orderbook, the advanced age of the global fleet, the high scrapping prices in the context of increases in oil supplies and the building of new refineries in distant locations. As Covid restrictions are lifted around the globe, the pent-up consumer demand of prior months raises hopes that oil demand could surpass 100 million barrels per day, helped, as in prior years, by Chinese and Indian imports, especially for their strategic petroleum reserves. There are also signs that product trade carriage is beginning to revive.

As we have frequently indicated, our long-term strategy is to always seek opportunities to maintain a young and modern fleet profile, so we continue to dispose of older vessels and replace them with new generation tankers with long-term charters to first-class charterers.

“In the first months of 2021, we experienced the worst tanker market in recent memory. However, the tried and tested balanced employment policy of the Company assisted to somewhat absorb the pressure. Capitalizing on our strong cash balance and access to capital, management continued the countercyclical investment strategy with the ordering of a minimum four up to six new technology dual fuel LNG powered tankers for our top tier clients, the first such investment in our Company’s history. These newbuildings are expected to enhance the Company’s revenue and profit generation capacity and reinforce the Company’s environmental footprint.”

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Mr. George Saroglou, COO of TEN commented. “With the majority of the vessels able to capture the anticipated upside, TEN is poised to be a primary beneficiary of the tanker upturn and continue to offer investors a mix of secured income, upside potential and dividend payments,” Mr. Saroglou concluded.

CONFERENCE CALL

Today, Thursday, October 7, 2021 at 11:00 a.m. Eastern Time, TEN will host a conference call to review the results as well as management’s outlook for the business. The call, which will be hosted by TEN’s senior management, may contain information beyond that which is included in the earnings press release.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 877 553 9962 (US Toll Free Dial In), 0808 2380 669 (UK Toll Free Dial In) or +44 (0)2071 928592 (Standard International Dial In). Please quote “Tsakos” to the operator.

To listen to the archived audio file, visit our website www.tenn.gr and click on Corporate Presentations under our Investors Relations page. The audio replay of the conference call will remain available until Thursday, October 14, 2021.

SIMULTANEOUS SLIDES AND AUDIO WEBCAST

There will also be a simultaneous live, and then archived, slides webcast of the conference call, available through TEN’s website (www.tenn.gr). The slides webcast will also provide details related to fleet composition and deployment and other related company information. This presentation will be available on the Company’s corporate website reception page at www.tenn.gr. Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT TEN

TEN, founded in 1993 and celebrating this year 28 years as a public company, is one of the first and most established public shipping companies in the world. TEN’s diversified energy fleet currently consists of 71 double-hull vessels, including one LNG carrier, one suezmax DP2 shuttle tanker and four dual-fuel aframax vessels under construction, constituting a mix of crude tankers, product tankers and LNG carriers, totaling 8.0 million dwt.

ABOUT FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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For further information, please contact:

Company

Tsakos Energy Navigation Ltd.

George Saroglou

COO

+30210 94 07 710

gsaroglou@tenn.gr

Investor Relations / Media

Capital Link, Inc.

Nicolas Bornozis

Markella Kara

+212 661 7566

ten@capitallink.com

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TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data

(In Thousands of U.S. Dollars, except share, per share and fleet data)

	Three months ended		Six months ended
	June 30 (unaudited)		June 30 (unaudited)
	2021	2020	2021	2020
STATEMENT OF OPERATIONS DATA
Voyage revenues	$136,415	$190,770	$275,429	$369,669

Voyage expenses	47,567	35,412	94,866	68,120
Charter hire expense	6,325	5,421	12,443	10,561
Vessel operating expenses	46,169	42,705	87,652	88,194
Depreciation and amortization	35,798	34,503	70,850	69,331
General and administrative expenses	7,627	7,665	14,471	15,269
Loss on sale of vessels	5,817	4,688	5,817	3,050
Impairment charges	—	13,450	—	13,450

Total expenses	149,303	143,844	286,099	267,975

Operating income (loss)	(12,888)	46,926	(10,670)	101,694

Interest and finance costs, net	(7,525)	(13,881)	(14,568)	(47,474)
Interest income	200	120	327	511
Other, net	(80)	108	(192)	517

Total other expenses, net	(7,405)	(13,653)	(14,433)	(46,446)

Net income (loss)	(20,293)	33,273	(25,103)	55,248
Less: Net income (loss) attributable to the noncontrolling interest	629	(1,794)	618	(2,545)

Net income (loss) attributable to Tsakos Energy Navigation Limited	$(19,664)	$31,479	$(24,485)	$52,703

Effect of preferred dividends	(8,230)	(9,422)	(16,379)	(19,064)
Undistributed income to Series G participants	—	(1,653)	—	(2,219)
Deemed dividend on partially redeemed Series G convertible preferred shares	—	—	(1,713)	—
Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited, basic and diluted	$(27,894)	$20,404	$(42,577)	$31,420
Earnings (Loss) per share, basic and diluted	$(1.49)	$1.07	$(2.31)	$1.64

Weighted average number of common shares, basic and diluted	18,660,333	19,087,556	18,433,070	19,105,159

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	June 30	December 31
	2021	2020
BALANCE SHEET DATA
Cash	138,910	171,771
Other assets	276,500	276,362
Vessels, net	2,541,952	2,615,112
Advances for vessels under construction	78,071	49,030

Total assets	$3,035,433	$3,112,275

Debt, net of deferred finance costs	1,415,057	1,500,357
Other liabilities	252,123	230,100
Stockholders’ equity	1,368,253	1,381,818

Total liabilities and stockholders’ equity	$3,035,433	$3,112,275

		Three months ended		Six months ended
		June 30		June 30
		2021	2020	2021	2020
OTHER FINANCIAL DATA
Net cash from operating activities		$18,159	$84,624	$30,585	$142,079
Net cash provided by (used in) investing activities		$40,558	$(6,442)	$20,568	$16,103
Net cash used in financing activities		$(46,705)	$(42,482)	$(84,014)	$(99,400)
TCE per ship per day		$17,239	$28,767	$17,701	$27,689
Operating expenses per ship per day		$8,241	$7,457	$7,834	$7,672
Vessel overhead costs per ship per day		$1,279	$1,297	$1,216	$1,288

		9,520	8,754	9,050	8,960
FLEET DATA
Average number of vessels during period		65.5	64.9	65.8	65.1
Number of vessels at end of period		65.0	64.0	65.0	64.0
Average age of fleet at end of period	Years	9.7	9.2	9.7	9.2
Dwt at end of period (in thousands)		7,209	6,961	7,209	6,961
Time charter employment - fixed rate	Days	2,054	2,412	4,021	4,923
Time charter employment - variable rate	Days	1,090	1,488	2,170	3,223
Period employment pool/(coa) at market rates	Days	317	87	423	176
Spot voyage employment at market rates	Days	2,085	1,669	4,372	3,090

Total operating days		5,546	5,656	10,986	11,412
Total available days		5,964	5,908	11,904	11,851
Utilization		93.0%	95.7%	92.3%	96.3%

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Non-GAAP Measures

Reconciliation of Net income (loss) to Adjusted EBITDA

	Three months ended		Six months ended
	June 30		June 30
	2021	2020	2021	2020
Net income (loss) attributable to Tsakos Energy Navigation Limited	(19,664)	31,479	(24,485)	52,703
Depreciation and amortization	35,798	34,503	70,850	69,331
Interest Expense	7,525	13,881	14,568	47,474
Loss on sale of vessels	5,817	4,688	5,817	3,050
Impairment charges	—	13,450	—	13,450

Adjusted EBITDA	$29,476	$98,001	$66,750	$186,008

	Three months ended		Six months ended
	June 30		June 30
	2021	2020	2021	2020
Net income (loss) attributable to Tsakos Energy Navigation Limited	(19,664)	31,479	(24,485)	52,703
Depreciation and amortization	35,798	34,503	70,850	69,331
Interest Expense	7,525	13,881	14,568	47,474
Loss on sale of vessels	5,817	4,688	5,817	3,050
Impairment charges	—	13,450	—	13,450

Adjusted EBITDA	$29,476	$98,001	$66,750	$186,008

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP measures used within the financial community may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods as well as comparisons between the performance of Shipping Companies. Management also uses these non-GAAP financial measures in making financial, operating, and planning decisions and in evaluating the Company’s performance.

We are using the following Non-GAAP measures:

(i)

TCE which represents voyage revenue less voyage expenses is divided by the number of operating days less 181 days lost for the secondquarter and 376 days for the first half of 2021 and 192 days for the prior year quarter of 2020 and 392 days for first half of 2020,respectively, as a result of calculating revenue on a loading to discharge basis.

(ii)	Vessel overhead costs are General & Administrative expenses, which also include Management fees, Stock compensation expense and Management incentive award.
(iii)	Operating expenses per ship per day which exclude Management fees, General & Administrative expenses, Stock compensation expense and Management incentive award.
(iv)	EBITDA. See above for reconciliation to net income (loss).

Non-GAAP financial measures should be viewed in addition to and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

The Company does not incur corporation tax.

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